That was bananas Inbox ×

Anthony DeSimone, Masterworks <adesimone@investors.masterworks.com>
to me

Hello Sam,

Last night, one of the "most talked-about artworks of the century" came up for auction.

It was estimated by Sotheby's to sell for anywhere between $1 million and $1.5 million.

It ended up selling for $6.24 million (with fees) to crypto billionaire and art collector Justin Sun.

That artwork? A banana, duct-taped to a wall.

It's called *Comedian*, by the artist Maurizio Cattelan, and when it went on tour in China in '21, the exhibition even outsold Warhol's museum show from the same year.

While we haven't bought into Cattelan's market yet—we actually have a rare portrait of him painted by Elizabeth Peyton (the two artists rumored to have dated back in the day!) It's an intimate portrait of Cattelan that Peyton painted in his pre-fame, pre-banana heyday: *Maurizio Eating*.

Peyton's well-known for her celebrity portraits—her portrait of Kurt Cobain just notched her #3 price record earlier this week—and now, the central figure of our painting is one of the art market's biggest stars.

It's available for just $422k—and is at 99% progress.

Invest here, or view the offering circular below.


Auctions
Maurizio Cattelan's Viral Banana Sells for $6.2 Million at Sotheby's
The artist's controversial creation has been called "the most talked-about artwork of the century."

Cattelan + "The Comedian" (left), Our Offering (right)

Thanks,

Anthony DeSimone
—

Investor Relations
MASTERWORKS

www.masterworks.com
225 Liberty St. 29th Floor, New York, NY 10281

View offering circular here. Investing involves risk. Past results are not indicative of future outcomes.

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, or investment advice. Masterworks is not a licensed broker-dealer by the SEC or FINRA.

Masterworks can only make and accept sales after an offering statement has been filed, and "qualified", by the SEC. Any offers may be revoked before notice of qualification. Indications of interest involve no obligation. For further disclosure on Regulation A Offerings, Risks of Investing, Performance Metrics, Art Market Data, Progress Bar, and more visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

Publications referenced are not investors in Masterworks Offerings. Their affiliation with artists is not an endorsement of Masterworks.

Art sales price data is comparative only. Each painting is unique and historical data is not a direct proxy for any specific painting or investment. Data represents whole art not an investment into our offerings which includes fees and expenses. Past sales are not indicative of future results.

Auction sale [Kurt (sunglasses)] not included in set of similar sales to live Offering (Masterworks 363) which comprise paintings by Elizabeth Peyton with the following criteria: Works on panel or board created between 1996 and 2010 that measure under 13 inches by 13 inches, excluding nudes and horizontal format.

'Progress' reflects the percentage of the total offering for which investors have initiated a subscription on the website's buyflow. This includes subscriptions that have closed for which shares have been issued, subscriptions that have been funded, but are not yet closed, subscriptions that been signed (i.e. reserved), but not yet funded and subscriptions that have been initiated whereby a person has entered the number of shares and amount they wish to purchase, but has not yet completed the subscription. Since some of these potential investors will ultimately not complete the purchase, the progress percentage always reflects the higher end of the range of subscriptions received at any given point in time.

Masterworks, LLC is located at 225 Liberty St, 29th Floor, New York, NY 10281.

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